AdvisorShares Trust

4800 Montgomery Lane, Suite 150

Bethesda, Maryland 20814

VIA EDGAR

September 27, 2018

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Valerie J. Lithotomos, Esq.

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)
Request for Withdrawal of Post-Effective Amendment No. 129 Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), AdvisorShares Trust (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A (“PEA No. 129”), which was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001615774-18-008715) on August 28, 2018 pursuant to Rule 485(a) under the 1933 Act. PEA No. 129 relates solely to the Registrant’s AdvisorShares KIM Korea Equity ETF (the “Fund”) and was filed to reflect changes to two fundamental investment policies, as well as corresponding changes to the principal investment strategies and principal risks, of the Fund.

The Registrant is requesting the withdrawal of PEA No. 129 because the Registrant’s Board of Trustees has since approved the liquidation of the Fund. No securities were sold in connection with PEA No. 129.

If you have any questions with respect to this request, please contact Magda El Guindi-Rosenbaum of Morgan, Lewis & Bockius LLP at 202.373.6091.

Sincerely,

ADVISORSHARES TRUST

By:	/s/ Dan Ahrens
Dan Ahrens
Treasurer and Secretary